Filed Pursuant to Rule 425
Filing Person: Pinnacle Financial Partners, Inc.
Subject Company: CapitalMark Bank & Trust
Registration Statement No.: 333-204658

Additional Information and Where to Find It

In connection with the proposed mergers of CapitalMark Bank & Trust ("CapitalMark") and Magna Bank ("Magna") with and into Pinnacle Bank, Pinnacle Financial Partners, Inc. ("Pinnacle") has filed registration statements on Form S-4 and on Form S-4/A with the Securities and Exchange Commission (the "SEC") that have been declared effective by the SEC to register the shares of Pinnacle common stock that will be issued to CapitalMark's and Magna's shareholders in connection with the transactions. The registration statements include a proxy statement/prospectus (that is being delivered to CapitalMark's and Magna's shareholders in connection with their required approval of the proposed mergers) and other relevant materials in connection with the proposed merger transactions involving Pinnacle Bank and each of CapitalMark and Magna.

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGERS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAPITALMARK, MAGNA AND THE PROPOSED MERGERS.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of each proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 150 3rd Avenue South, Suite 900, Nashville, TN 37201, Attention: Investor Relations (615) 744-3742; CapitalMark, 801 Broad St., Chattanooga, TN 37402, Attention: Investor Relations (423) 386-2828; or Magna, 6525 Quail Hollow Road, Suite 513, Memphis, TN 38120 Attention: Shareholder Services (901) 259-5600.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

Certain of the statements in this presentation may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "goal," "objective," "intend," "plan," "believe," "should," "hope," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such risks include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (ii) continuation of the historically low short-term interest rate environment; (iii) the inability of Pinnacle to maintain the historical growth of its loan portfolio; (iv) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (v) effectiveness of Pinnacle's asset management activities in improving, resolving or liquidating lower-quality assets; (vi) increased competition with other financial institutions; (vii) greater than anticipated adverse conditions in the national or local economies including the Nashville-Davidson-Murfreesboro-Franklin MSA and the Knoxville MSA, particularly in commercial and residential real estate markets; (viii) rapid fluctuations or unanticipated changes in interest rates on loans or deposits; (ix) the results of regulatory examinations; (x) the ability to retain large, uninsured deposits; (xi) the development of any new market other than Nashville or Knoxville; (xii) a merger or acquisition, like the proposed mergers with CapitalMark and Magna; (xiii) risks of expansion into new geographic or product markets, like the proposed expansion into the Chattanooga, TN-GA and Memphis, TN-MS-AR MSAs associated with the proposed mergers with CapitalMark and Magna; (xiv) any matter that would cause Pinnacle to conclude that there was impairment of any asset, including intangible assets; (xv) reduced ability to attract additional financial advisors (or failure of such advisors to cause their clients to switch to Pinnacle) or otherwise to attract customers from other financial institutions; (xvi) further deterioration in the valuation of other real estate owned and increased expenses associated therewith; (xvii) inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels; (xviii) risks associated with litigation, including the applicability of insurance coverage; (xix) the risk that the cost savings and any revenue synergies from the proposed mergers with CapitalMark and Magna may not be realized or take longer than anticipated to be realized; (xx) disruption from the mergers with customers, suppliers or employee relationships; (xxi) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements that Pinnacle and Pinnacle Bank have entered into with CapitalMark and Magna; (xxii) the risk of successful integration of CapitalMark's and Magna's business with ours; (xxiii) the failure of CapitalMark's and Magna's shareholders to approve the mergers; (xxiv) the amount of the costs, fees, expenses and charges related to the mergers; (xxv) reputational risk and the reaction of Pinnacle's, CapitalMark's and Magna's customers to the proposed mergers; (xxvi) the failure of the closing conditions to be satisfied; (xxvii) the risk that the integration of CapitalMark's and Magna's operations with Pinnacle's will be materially delayed or will be more costly or difficult than expected; (xxviii) the possibility that the mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xxix) the dilution caused by Pinnacle's issuance of additional shares of its common stock in the mergers; (xxx) approval of the declaration of any dividend by Pinnacle's board of directors; (xxxi) the vulnerability of our network and online banking portals to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches; (xxxii) the possibility of increased compliance costs as a result of increased regulatory oversight, including oversight of companies in which Pinnacle has significant investments, and the development of additional banking products for our corporate and consumer clients; and (xxxiii) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act. A more detailed description of these and other risks is contained in Pinnacle's most recent annual report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2015 and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2015. Many of such factors are beyond Pinnacle's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle disclaims any obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise.

Set forth below is a transcript of the portions of Pinnacle Financial Partners, Inc.'s quarterly earnings conference call held on July 22, 2015 during which the proposed mergers of CapitalMark Bank & Trust and Magna Bank with and into Pinnacle Bank were discussed.

PINNACLE FINANCIAL PARTNERS, INC.

Moderator: Terry Turner
July 22, 2015
8:30 a.m. CDT

(Harold R. Carpenter, EVP and CFO): Looking forward, and considering the addition of the two new franchises in Memphis and Chattanooga to the mix, we don't have the algebra to speak as confidently about the balance sheet and interest rate position. But our initial assessment remains consistent, in that we consider the additions to be modestly liability-sensitive, and that we believe we have many alternatives available to us to modify those positions fairly quickly without significant sacrifice to either net interest income or net interest margin.

In summary, we obviously expect a meaningful interest in net interest income in the last half of the year due to the addition of CapitalMark and Magna, but we aren't expecting any meaningful dilution to our margins at this point. In fact, our current forecast would reflect fairly stable margins for the remainder of the year.

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Lastly, we are reporting fees to average assets of approximately 1.24% for the second quarter. With Magna and CapitalMark, we expect some minimal dilution to that metric by only 2 to 4 basis points presently.

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Our core expense to asset ratio was 2.31% for the same quarter of 2015. As we have stated for many years, the primary strategies to ultimately achieve our long-term expense to asset ratio target of 2.30% is to grow the loan portfolio of this firm with a corresponding increase in operating revenues and earnings. That will also be the strategy we will deploy with CapitalMark and Magna as well.

We expect to see a slight rise in both our expense to average asset ratio and efficiency ratio in the third quarter with the addition of the two new banks, but the rise will be modest at best, perhaps 8 to 10 basis points on our expense to average asset ratio, with our efficiency ratio rising but remaining in the low 50s as of today.

That said, our synergy case for both acquisitions remains in place and will eventually help us create more operating leverage in future quarters as we fully expect to achieve the targeted EPS accretion targets in 2016 that we spoke about on the acquisition conference calls.

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(M. Terry Turner, President and CEO): Number two, geographic expansion: you know that Chattanooga and Memphis have long been targeted markets for us. They are urban markets, dominated by the same larger regionals with whom we compete in Nashville and Knoxville. We believe those two markets could represent $3 billion to $5 billion of assets for us. We've made our play in both markets, and once both mergers are consummated, we'll be focused on exactly the same approach to organic growth in those markets as we and they have focused on for some time.

Set forth below is a transcript of the portions of the question and answer session of Pinnacle Financial Partners, Inc.'s quarterly earnings conference call held on July 22, 2015 during which the proposed mergers of CapitalMark Bank & Trust and Magna Bank with and into Pinnacle Bank were discussed.

David Feaster, Raymond James

Q: Can we talk about costs? You guys have exhibited pretty impressive cost control, and efficiencies continue to improve. Could you maybe just give us your thoughts on your expenses going forward, and maybe what we could expect with the run rate with the acquisitions?

A: (Harold) Yes, David. I'll speak to that in two ways. First of all, with Magna and CapitalMark, we think that from a ratio perspective we'll see some uptick in the expense average ratio and the efficiency ratio, but it won't be significant.

As to the core bank, we don't really expect to see any meaningful increase in other expenses. We'll probably see some increase in ORE expense going into the third quarter. But other than that, we should be fairly stable with respect to all other expenses, other than the compensation line. We expect compensation will increase. We think it will increase ratably over the remainder of the year as these new hires come on board.

Q: Okay. Since we're talking about new hires, could you maybe talk about how the integration is faring, and maybe the contribution from the new hires, and then even the Memphis lift out?

A: (Terry) David, I couldn't quite get all of that question. But if I understand, you want us to comment on how the integration is going, and the progress that we're making with the lift out. Is that it?

Q: Yes, that and the new hires.

A: (Terry) Yes, okay. Well, I would say quickly that we're excited about the progress in both the banks. Let me start with what's going on with them. I think CapitalMark in particular had a whale of a second quarter. And it would appear to us it has really outsized balance sheet growth, and would lead us to believe that our synergy case is -- I would say they are performing at a pace that would indicate that it's probably better than what we assumed as we built our original synergy case.

Magna is also performing better than the budget for balance sheet and earnings growth, which we used in developing our synergy case. So we're excited. I think we commented in the press release specifically that we think it is a great tribute to the folks and in those banks that they're continuing to outperform their original projections at a time that where they're going through a transition.

We've begun integration process. We're holding orientation sessions for all of the associates. I don't know, I'd say we're 35% or 40% of the way through that process. And I think we're building great excitement in both companies.

Andy Stapp, Hilliard Lyons

Q: Okay, yes. And what are your debit card fees -- I don't know if you have this -- including CapitalMark and Magna?

A: (Harold) Do you want the total?

Q: Yes.

A: (Harold) Okay, hold on just a second. This year, so far it's been about $3 million. That's without Magna and CapitalMark.

Q: Right.

A: (Harold) So, we're anticipating, with CapitalMark and Magna, and looking forward the next 2 to 3 years of getting over the $10 billion threshold, that we're looking at probably a $4 million to $5 million hit on debit cards. If that's what you are alluding to.

Tyler Stafford, Stephens

Q: Okay. And then last one for me. Harold, I apologize if I missed this in your prepared remarks. But in outlook or comments on the impact of the pending deals to the margin once we get those closed for 3Q and 4Q?

A: (Harold) Yes, we don't expect any meaningful dilution to the margin at all. Our forecasts would say that the margin stays pretty stable for the rest of the year, with the inclusion of CapitalMark and Magna.

Brian Martin, FIG Partners

Q: Harold, can you just talk a little bit about, post the transactions, when the first quarter of a clean expense run rate, when you get some of these cost savings out of it, that based on when the integrations occur and whatnot?

A: (Harold) Yes, we think on the Memphis franchise, their technology conversion is scheduled for mid-November. So you're probably looking at a run rate on expenses starting in January of next year; so, say, first quarter. On CapitalMark, their technology conversion is scheduled for the middle of March, so you're probably not going to see an expense run rate until maybe May or June.

Q: Okay. And then just any update on the capital for the tangible common equity, post-transaction? Still kind of that 8.5% type of range, or is there any thought on any changes there?

A: (Harold) No, I don't think there's any changes. I'm hopeful that we'll be in that 9% -- or closer to that 9% number.

Q: Okay, post-transaction. And then just as far as maybe just additional credit levers, how are you guys thinking about that with the growth and then the additional assets from the two acquisitions?

A: (Harold) Yes, once you apply all the accounting rules, we're probably looking at a reserve somewhere around 105 to 110. That said, we still believe that the core bank has credit leverage left to harvest, at least over the next, say, 1 to 2 years.